[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

January 30, 2006

Via Facsimile and EDGAR

Mr. Daniel Gordon,

Ms. Jessica Barberich,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Room 1580,

Mail Stop 4561,

Washington, D.C. 20549.

Re:                               Morgans Hotel Group Co.

(Form S-1, File No. 333-129277)

Dear Mr. Gordon and Ms. Barberich:

Please see attached on behalf of Morgans Hotel Group Co.

Very truly yours,

/s/ Robert W. Downes

Robert W. Downes

Attachment

FIN 46R Analysis

Original Analysis – The Venture is a Business Not Subject to Consolidation

•                  There was sufficient equity at risk to support its operations.

•                  Initially, the equity at risk was approximately 35% of cost.

•                  The venture had sufficient capital to finance its operations at that point. See FIN 46R par. 5a.

•                  We determined there was sufficient equity through a qualitative analysis.

•                  The venture was able to obtain financing without any further guarantees.

•                  We believe the venture had at least as much equity invested as other entities in our line of business.

•                  In 2000, a one-time return of equity was distributed to the venture partners on a 50/50 basis.

•                  After the return of capital, equity at risk was approximately 23% of cost.

•                  The distribution of surplus capital was approved by the British court.

•                  The British Government and the lenders did not require any additional collateral or guarantees by the venture partners as a result of this one time return of equity.

•                  This was not considered a reconsideration event.

•                  As a group, the venture partners had the direct ability through voting rights to make decisions about the entities activities, the obligation to absorb the expected losses and the right to receive residual returns. See FIN 46R par. 5b.

•                  Venture partners’ voting rights are proportional to their equity interests as they contributed capital, shared voting rights and profits and losses on a 50/50 basis, and the venture agreement did not require additional equity contributions by the partners. See FIN 46R par. 5c.

Shareholder Loans and Buy-out of Tenant Lease at Site Bar Were Not Reconsideration Events

•                  Loans of 10.4 million pounds were advanced beginning in 2003 as a result of declines in cash flows after September 11, 2001, which was a temporary situation that was resolved by improved operating results which began in 2004.

•                  The loans served as bridge financing to provide working capital to fund debt service and other operational needs until permanent financing could be finalized.

•                  The loans were on a 50/50 basis and were fully repaid in November 2005. (See Footnote 4 – page F-14 on the combined financial statements included in the registration statement.)

•                  The loans were advanced with the expectation that they would be repaid from the proceeds of an anticipated refinancing of the mortgage debt on the hotels.

•                  The refinancing was completed in 2005.

•                  The loans were unsecured liabilities that ranked on a par with the ventures other liabilities, with the exception of only the first mortgage on the properties. There is no agreement that subordinates the loans to other unsecured liabilities.

•                  In 2005, as a result of dissatisfaction with the performance by its tenant operator, MHG Europe paid 1.1 million pounds to the tenant at the Site Bar to buy-out its long term lease.

•                  Under the terms of the agreement, the tenant operator paid rent and a percentage of the profits to the hotel.

•                  Since the performance was less than expected the hotel decided to buy out the lease and self manage the bar operations.

•                  Since the hotel was to receive rent and a percentage of profits from the operation of the bar, the operation of the bar by the hotel itself was not deemed an expansion of activities.

•                  We view this transaction as a change in operator rather than an expansion or change in activities.

•                  Even if it was considered an increase in activities, we believe it would decrease expected losses, rather than increase them.

•                  We do not view these activities as a reconsideration event.

•                  The entity’s governing documents were not changed.

•                  The equity investment was not returned.

•                  The entity did not undertake additional activities or acquire additional assets that increase the entity’s expected losses.

•                  The entity did not receive an additional equity investment at risk or curtail or modify its activities in a way that decreases its expected losses. See FIN 46R par. 7.

If Advances Are Treated as Additional Equity at Risk and The Funding is Considered a Reconsideration Event, the Result Would be the Same as the Original Analysis in That the Venture Would Not be a Variable Interest Entity

•                  There was sufficient equity at risk to support operations.

•                  Book equity was 11% at December 31, 2003 and 7.5% of assets at December 31, 2004.

•                  If the staff requires that the loans are treated as additional equity at risk, then book equity for the purpose of this analysis would increase to 12% at December 31, 2004.

•                  Equity at market value was approximately 30% based on the 2005 appraisal that was obtained in connection with the refinancing of the hotels.

•                  Profits were expected to increase due to improved market conditions.

•                  All other factors in the original analysis still apply.